EXHIBIT 99.06

Chunghwa Telecom

October 7, 2016

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Sep. 2016.

1)	Sales volume (NT$ Thousand)

Period	Items	2016	2015	Changes	%
Sep.	Net sales	20,154,127	18,712,301	(+)1,441,826	(+) 7.71%

Jan- Sep.	Net sales	171,657,564	169,571,048	(+)2,086,516	(+)1.23%

b Trading purpose : None